NeuroSense Therapeutics

NEUROSENSE THERAPEUTICS LTD.
2 HA-TIDHAR STREET
RA'ANANA 4366504, ISRAEL

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VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on August 25, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on August 25, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T02779-TBD

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

NEUROSENSE THERAPEUTICS LTD.

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICE BY MARKING THE APPROPRIATE BOX. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE THE SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATION.

	For	Against	Abstain
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.			
1. To approve and authorize the Company's Board of Directors to effect, in its discretion, one or more reverse share splits of the Company's ordinary shares, no par value per share, at an aggregate ratio within the range of 1 for 4 to 1 for 40, with the exact ratio and the effective date of any reverse share split, if any, to be determined by the Board within 12 months of the Meeting, and not to amend the Company's Articles of Association in connection with any reverse share split, which will effectively increase the Company's authorized share capital in proportion to the applicable reverse share split ratio.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Special Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, this proxy will be voted "FOR" Proposal 1.**

Note: Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

T02780-TBD

NEUROSENSE THERAPEUTICS LTD.

Proxy for Special Meeting of Shareholders on August 26, 2026
Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Alon Ben-Noon and Or Eisenberg and each of them, with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if personally present and acting at the Special Meeting of Shareholders of NeuroSense Therapeutics Ltd., to be held August 26, 2026 at 2 Ha-Tidhar Street, Ra'anana 4366504, Israel, and at any adjournments or postponements thereof.

Continued and to be signed on the reverse side